SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No __)*


                               Illini Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                    451773105
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                                 (CUSIP Number)

                               Samuel J. Witsman
                           Hart, Southworth & Witsman
    One North Old State Capitol Plaza, Suite 501, Springfield, IL 62701-1323
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 19, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

CUSIP NO.    451773105                13D               Page  2  of  6  Pages
          ----------------                            --------------------------

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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Ernest H. Huls
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                        (b)  |_|
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    3      SEC USE ONLY


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    4      SOURCE OF FUNDS*

                PF
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
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                      7     SOLE VOTING POWER
  NUMBER OF
                              123,333
   SHARES          -------------------------------------------------------------

BENEFICIALLY          8     SHARED VOTING POWER

  OWNED BY                    -0-
                   -------------------------------------------------------------
    EACH              9     SOLE DISPOSITIVE POWER

  REPORTING                   123,333
                   -------------------------------------------------------------
   PERSON            10     SHARED DISPOSITIVE POWER

    WITH                      -0-
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                123,333
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                21.57%
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    14     TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages

ITEM 1.     SECURITY AND ISSUER

         This Schedule 13D relates to the shares of Common Stock, $10.00 par value per share (the "Shares"), of Illini Corporation, a Illinois corporation ("Illini"), whose principal executive offices are located at 3200 West Iles Avenue, Springfield, Illinois 62707.

ITEM 2.     IDENTITY AND BACKGROUND.

         (a) This statement on Schedule 13D is filed by Ernest H. Huls (the "Reporting Person").

         (b)      The address for the Reporting Person is:   #1 Huls Place
                                                             Box 579
                                                             Gifford, IL 61847

         (c) The Reporting Person is retired, former chairman of Farmers State Bank of Camp Point.

         (d) The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      The Reporting Person is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         The Shares covered by this Schedule 13D were acquired by the Reporting Person in exchange for all of the issued and outstanding shares held by the Reporting Person of common stock of Farmers State Bank of Camp Point ("Farmers State Bank") pursuant to the terms of the Agreement and Plan of Reorganization, dated as of March 2, 1999 (the "Reorganization Agreement"), between Illini and Farmers State Bank. Pursuant to the Reorganization Agreement, Farmers State Bank was merged with and into Farmers Interim Bank, a wholly-owned subsidiary of Illini, (the "Merger") and each share of common stock of Farmers State Bank was converted into cash and shares of common stock of Illini pursuant to the terms of the Reorganization Agreement. The Reorganization Agreement is filed as
Exhibit 1 to this Schedule 13D.

                                                               Page 4 of 6 Pages

ITEM 4.     PURPOSE OF TRANSACTION.

         The Reporting Person has acquired the Shares described in this Schedule 13D in order to effect the Merger pursuant to the terms of the Reorganization Agreement as described above.

         The Reporting Person does not intend to make a tender offer or propose a merger, reorganization, liquidation or similar transaction involving Illini; or, to make any change in the Board of Directors, management, business, corporate structure, capitalization, dividend policy, Articles of Incorporation, Bylaws or listing or registration of securities of Illini; or to take any action similar to any of those set forth above.

         As a condition of the Merger, the Reporting Person on November 19, 1999 entered into a certain Non-compete, Standstill and Sale of Personal Goodwill Agreement (the "Standstill Agreement") with Illini as more fully described in
Item 6 of this Schedule 13D. The Standstill Agreement may impede the acquisition of control of Illini by another party. The Standstill Agreement is filed as
Exhibit 2 to this Schedule 13D.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 123,333 Shares, equal to approximately 21.57% of the outstanding Shares.

         (b) The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 123,333 of the Shares owned by him.

         (c) The Reporting Person received the Shares in connection with the consummation of the Merger, as described above, on November 19, 1999.

                  Except as described above, to the best of his knowledge, the Reporting Person does not own or have any right to acquire, direct or indirectly, any Shares, or has not effected any transactions in the Shares in the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As a condition of the Merger, the Reporting Person on November 19, 1999 entered into a

                                                               Page 5 of 6 Pages

certain Non-compete, Standstill and Sale of Personal Goodwill Agreement (the "Standstill Agreement") with Illini pursuant to which the Reporting Person agreed that for a period ending on the fifth anniversary of the closing date of the Merger, in the election of directors of Illini and on all other matters submitted to a vote of shareholders, the Reporting Person will vote (whether by proxy or otherwise) all shares of Illini Common Stock then beneficially owned by him in the manner recommended by Illini.

         In addition, pursuant to the Standstill Agreement, the Reporting Person agreed that for a period ending on the fifth anniversary of the Closing Date, the Reporting Person and his affiliates will not, alone or in concert with others, directly or indirectly, unless specifically requested in writing in advance by Illini: (i) purchase or otherwise acquire, or agree to acquire, ownership (including, but not limited to, beneficial ownership) of any Illini Common Stock, or direct or indirect rights (including convertible securities) or options to acquire such ownership other than as specifically contemplated by the Merger Agreement and other than as may be acquired by virtue of any stock dividend, stock split or similar distribution of Illini Common Stock; (ii) make any public announcement with respect to, or submit any proposal for, the acquisition of beneficial ownership of Illini Common Stock (or direct or indirect rights, including convertible securities, or options to acquire such beneficial ownership) or for or with respect to any merger, consolidation, sale of substantial assets or business combination involving Illini or any of its affiliates; (iii) initiate or propose any shareholder proposals for submission to a vote of shareholders with respect to Illini or any of its affiliates or propose any person for election to the Board of Directors of Illini or any of its affiliates; or (iv) otherwise seek to control the management or policies of Illini or any of its affiliates.

         Pursuant to the Standstill Agreement, the Reporting Person further agreed that the requirements contained in the Standstill Agreement are to be binding on any transferee of the Reporting Person and that the Reporting Person's stock will not be transferred to any person unless prior to the transfer, the transferee agrees in writing to be bound by the applicable terms of the Standstill Agreement.

         Except as described above or otherwise disclosed herein, the Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of Illini.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Agreement and Plan of Reorganization between Illini and Farmers State Bank dated as of March 2, 1999.

         Exhibit 2. Non-compete, Standstill and Sale of Personal Goodwill Agreement between Illini and the Reporting Person dated as of November 19, 1999.

                                                               Page 6 of 6 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 23, 1999
       ------------------------



                                       /s/ Ernest H. Huls
                                       -----------------------------------------
                                       Ernest H. Huls